UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 MEDICORE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  584931 10 9
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Susan Kaufman
                     430 E. 86th Street, New York, NY 10028
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 1, 2001
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 584931 10 9

1. Name of reporting person, S.S. or I.R.S. identification no. of above person:

    Susan Kaufman

2.  Check the appropriate box if a member of a group:  (a)  [  ]  (b)  [  ]

3.  SEC use only

4.  Source of funds:

    00

5.  Check box if disclosure of legal proceedings is required pursuant to items
    2(d) or 2(e)   [  ]

6.  Citizenship or place of organization:

    USA

7.  Sole voting power:

    388,582

8.  Shared voting power:

    -0-

9.  Sole dispositive power

    388,582

10. Shared dispositive power:

    -0-

11. Aggregate amount beneficially owned by each reporting person:

    388,582

12. Check box if the aggregate amount in row (11) excludes certain shares [  ]

13. Percent of class represented by amount in row (11):

    6.8%

14. Type of reporting person:

    IN

                                Page 2 of 5 Pages

Item 1.  Security and Issuer
------   -------------------

     Title of Security:   Common Stock, $.01 par value ("Shares")

     Name and address     Medicore, Inc. ("Issuer")
     Principal executive  2337 West 76th Street,
     offices of issuer:   Hialeah, Florida 33016

Item 2.  Identity and Background
------   -----------------------

     (a)  Susan Kaufman ("Reporting Person")

     (b)  Address: 430 E. 86th Street
          New York, New York 10028

     (c)  Present Occupation:  Attorney

     (d)  Criminal convictions in past five years: none

     (e) Civil proceedings resulting in judgment, decree or final order with respect to violations of federal or state securities laws: none


Item 3.  Source and Amount of Funds or Other Consideration
------   -------------------------------------------------

     Reporting Person's own funds.


Item 4.  Purpose of Transaction
------   ----------------------

     Reporting Person has no plans or proposals which relate to the Issuer, its corporate structure, or its securities.


Item 5.  Interest in Securities of the Issuer
------   ------------------------------------

     (a) Number and percentage of common stock beneficially owned: 388,582 (6.8%) (100,000 Shares are held in trust for Reporting Person's minor son, of which Reporting Person is settlor and trustee, and has sole voting and dispositive power).*

     (b) Reporting Person has sole power to vote and to direct the disposition of the Shares of Common Stock.*

     (c) Reporting Person made a series of purchases of the Issuer's Shares within the past 60 days, aggregate amount of 92,200 shares. These purchases resulted in a change of beneficial ownership in the Issuer reported in this Schedule.

     (d) No other person other than the Reporting Person has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.*

     (e)  Not applicable.

                                Page 3 of 5 Pages

* Peter D. Fischbein is the husband of Reporting Person; Mr. Fischbein is a director of the Issuer, and owns 3,219 Shares, and has an option to purchase 25,000 shares granted in February, 2000, under the 2000 Stock Option Plan, exercisable at $3.25 per share, and 50,000 shares granted under the 1989 Plan in July, 2000, exercisable at $1.38 per share. Mr. Fischbein disclaims any beneficial interest in Reporting Person's 388,582 Shares, and Reporting Person disclaims any beneficial interest in her husband's Shares and option.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect
------  ---------------------------------------------------------------------
        to Securities of the Issuer
        ---------------------------

     Reporting Person has no contracts, arrangements, understandings or relationships with any person relating to the securities of the Issuer, except her husband, Peter D. Fischbein, is one of five directors of the Issuer, and owns minimal Shares and options for additional Shares. Each of Reporting Person and her husband disclaim any beneficial interest in the other's security interest in the Issuer. See Item 5 above.


Item 7.  Material to be Filed as Exhibits
------   --------------------------------

     None


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       /s/ Susan Kaufman
                                       -----------------------------------
                                       SUSAN KAUFMAN

Dated:  February 21, 2001

                                Page 4 of 5 Pages